Exhibit 99.1

HUDBAY MINERALS INC.

Management’s Discussion and Analysis of

Results of Operations and Financial Condition

For the Three Months Ended

March 31, 2013

May 1, 2013

NOTES TO READER

This Management’s Discussion and Analysis (“MD&A”) dated May 1, 2013 is intended to supplement HudBay Minerals Inc.’s unaudited condensed consolidated interim financial statements and related notes for the three months ended March 31, 2013 (the “consolidated interim financial statements”). The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), including International Accounting Standard 34 Interim Financial Reporting, as issued by the International Accounting Standards Board.

Additional information regarding HudBay Minerals Inc., including the risks related to our business and those that are reasonably likely to affect our financial statements in the future, is contained in our continuous disclosure materials, including our most recent Annual Information Form (“AIF”), audited consolidated financial statements, and Management Information Circular, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

All amounts are in Canadian dollars unless otherwise noted.

References to “Hudbay”, the “Company”, “we”, “us”, “our” or similar terms refer to HudBay Minerals Inc. and its direct and indirect subsidiaries. “Hudbay Peru” refers to HudBay Peru Inc., our wholly-owned subsidiary.

Forward-Looking Information

This MD&A contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. All information contained in this MD&A, other than statements of current and historical fact, is forward-looking information. Forward-looking information includes information that relates to, among other things, our objectives, strategies, and intentions and future financial and operating performance and prospects. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘should’’ or ‘‘might’’ ‘‘occur’’ or ‘‘be achieved’’ or ‘‘will be taken’’ (and variations of these or similar expressions). All of the forward-looking information in this MD&A is qualified by this cautionary statement.

Forward-looking information includes, but is not limited to, continued production at our 777 and Lalor mines, continued processing at our Flin Flon concentrator, Snow Lake concentrator and Flin Flon zinc plant, our ability to develop our Lalor, Constancia and Reed projects and the anticipated scope of, cost of and development plans for, these projects, anticipated timing of our projects and events that may affect our projects, our expectation that we will receive the remaining US$250 million deposit payment under the precious metals stream transaction with Silver Wheaton Corp., the anticipated effect of external factors on revenue, such as commodity prices, anticipated exploration and development expenditures and activities and the possible success of such activities, estimation of mineral reserves and resources, mine life projections, timing and amount of estimated future production, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies.

Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to:

•             the success of mining, processing, exploration and development activities;

•             the accuracy of geological, mining and metallurgical estimates;

•             the costs of production;

•             the supply and demand for metals we produce;

•             the volatility of commodity prices;

•             the volatility in foreign exchange rates;

•             the supply and availability of concentrate for our processing facilities;

•             the supply and availability of reagents for our concentrators;

•             the availability of third party processing facilities for our concentrate;

•             the supply and availability of all forms of energy and fuels at reasonable prices;

•             the availability of transportation services at reasonable prices;

•             no significant unanticipated operational or technical difficulties;

•             the availability of financing for our exploration and development projects and activities;

•             the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;

•             the timing and receipt of various regulatory and governmental approvals;

•             the availability of personnel for our exploration, development and operational projects and ongoing employee relations;

•             maintaining good relations with the communities in which we operate, including the communities surrounding our Constancia project and First Nations communities surrounding our Lalor and Reed projects;

•             no significant unanticipated challenges with stakeholders at our various projects;

•             no significant unanticipated events relating to regulatory, environmental, health and safety matters;

•             no contests over title to our properties, including as a result of rights or claimed rights of aboriginal peoples;

•             the timing and possible outcome of pending litigation and no significant unanticipated litigation;

•             certain tax matters, including, but not limited to current tax laws and regulations; and

•             no significant and continuing adverse changes in general economic conditions or conditions in the financial markets.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations and energy prices), uncertainties related to the development and operation of our projects, depletion of our reserves, risks related to political or social unrest or change and those in respect of aboriginal and community relations and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect our ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments, as well as the risks discussed under the heading “Risk Factors” in our most recent Annual Information Form and Form 40-F.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this MD&A or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws applicable to U.S. companies.

Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC’s Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves. You are urged to consider closely the disclosure on the mining industry technical terms in Schedule A “Glossary of Mining Terms” of our AIF for the fiscal year ended December 31, 2012, available on SEDAR at www.sedar.com and incorporated by reference as Exhibit 99.1 in our Form 40-F filed on EDGAR on March 28, 2013 (File No. 001-34244).

Presentation of Non-IFRS Financial Performance Measures

We use operating cash flow per share and cash cost per pound of copper sold as non-IFRS financial performance measures in our MD&A. For a detailed description of each of the non-IFRS financial performance measures used in this MD&A, please see the discussion under “Non-IFRS Financial Performance Measures” beginning on page 28 of our MD&A.

Qualified Person

The technical and scientific information in this MD&A related to the Constancia project has been approved by Cashel Meagher, P. Geo, our Vice President, South America Business Unit. The technical and scientific information related to all other sites and projects contained in this MD&A has been approved by Robert Carter, P. Eng, our Director, Technical Services. Messrs. Meagher and Carter are qualified persons pursuant to NI 43-101.

OUR BUSINESS

We are an integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, we are focused on the discovery, production and marketing of base and precious metals. Through our subsidiaries, we own copper/zinc/gold mines, ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan and a copper project in Peru. We also have equity investments in a number of junior exploration companies. Our mission is to create sustainable value through increased commodity exposure on a per share basis for our shareholders. We are governed by the Canada Business Corporations Act and our shares are listed under the symbol “HBM” on the Toronto Stock Exchange, the New York Stock Exchange and Bolsa de Valores de Lima.

SUMMARY

•            Commercial production commenced for the first phase of Lalor effective April 1, 2013.

•             First quarter operating cash flow before change in non-cash working capital decreased to $12.3 million from $42.2 million in the first quarter of 2012, mainly due to lower sales volumes and realized metals prices and the impact of the precious metals stream transaction.

•             Profit and earnings per share in the first quarter of 2013 were $1.9 million and $0.01, respectively, compared to a profit and earnings per share of $3.4 million and $0.03 in the first quarter of 2012 primarily due to lower sales volumes and realized metals prices.

•             Our full year guidance for production and operating costs remains unchanged.

The first quarter of 2013 profit was affected by, among other things, the following items:

	Pre-tax gain (loss) ($ millions)	After-tax gain (loss) ($ millions)	Per Share ($/share)

Impairments and mark-to-market adjustments related to junior mining investments	(1.9)	(1.9)	(0.01)

Gain on mark-to-market of embedded derivative related to long-term debt	1.8	1.8	0.01

Impact on deferred tax expense of translation of Peruvian tax basis	—	(2.1)	(0.01)

Impact on deferred taxes of change in discount rates on decommissioning and restoration liabilities	—	1.2	0.01

Foreign exchange gain	4.5	3.0	0.02

Loss as a result of provisional pricing adjustments	(2.2)	(1.4)	(0.01)

Loss on forward zinc purchase contracts related to fixed price customer sales	(2.5)	(1.8)	(0.01)

Key Financial and Production Results

Financial Condition ($000s)	Mar. 31, 2013	Dec. 31, 2012
Cash and cash equivalents	1,050,476	1,337,088
Working capital	941,855	1,182,048
Total assets	3,508,748	3,476,497
Equity(1)	1,659,330	1,653,772

Financial Performance		Three Months Ended
($000s except per share and cash cost amounts)		Mar. 31, 2013	Mar. 31, 2012
Revenue		119,881	187,038
Profit before tax		7,924	16,969
Basic and diluted earnings per share(1)		0.01	0.03
Profit for the period		1,907	3,355
Operating cash flow before change in non-cash working capital		12,261	42,247
Operating cash flow per share (2)		0.07	0.25
Cash cost per pound of copper sold (2)		$1.78	$1.18
Production (contained metal in concentrate)(3)
Copper	(tonnes)	7,643	10,744
Zinc	(tonnes)	18,210	21,667
Gold	(troy oz.)	18,669	22,555
Silver	(troy oz.)	174,604	205,350
Metal Sold
Payable metal in concentrate
Copper	(tonnes)	7,821	10,919
Gold	(troy oz.)	12,222	19,161
Silver	(troy oz.)	112,119	172,458
Refined zinc	(tonnes)	24,218	25,585

(1) Attributable to owners of the Company.

(2) Operating cash flow per share and cash cost per pound of copper sold are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 28 of this MD&A.

(3) Metal reported in concentrate is prior to refining losses or deductions associated with smelter contract terms.

DEVELOPMENT AND EXPLORATION UPDATE

Constancia

We have incurred approximately US$480 million in costs of the US$1.5 billion capital construction budget on the Constancia project to March 31, 2013 and have entered into an additional US$534 million in commitments for the project.

We have secured the mine fleet with 18 haul trucks scheduled for delivery between June 2013 and August 2014. Tire procurement is underway with a number of tires purchased and contracts arranged to meet fleet requirements. We expect the arrival of the three hydraulic shovels in August 2013, September 2013 and January 2014, respectively, and to begin pre-stripping activities late in 2013.

Development of the project is approximately 25% complete. Civil earth works for the process plant area are approximately 70% complete and remain on schedule. The principal foundations for the ball and SAG mills are poured and complete. Forms are being erected for the reclaim tunnels and crusher foundation. Progress on the tailings management facility has been negatively impacted by the unusually high rainfall in the first quarter. However, the dry season commenced in April and we believe the impact on project schedule is recoverable. Targets for initial production in late 2014 and full production in the second quarter of 2015 remain unchanged.

Land access for the power transmission line is being arranged and the negotiation of the power purchase agreement is well advanced. The principal port operator has provided assurances that the concentrate shipments will be accommodated, and we are considering short term and long term solutions to best serve the project’s needs.

In accordance with the agreements we have entered into with local communities, relocation of affected families is underway and the construction of new housing is in progress. We have delivered new homes to 14 families, and the remaining 22 families are scheduled to be relocated in 2013.

Permitting and regulatory efforts remain on schedule. The next major permit is the operating permit, which we expect to receive in the normal course upon commissioning of the mine which is scheduled for early 2015. We have already received the beneficiation concession, mining permit and approval for the early refund of value added tax on purchases with retroactive effect to December 2012.

The project schedule, currently contemplates that the remaining capital spending on the project will occur over the 2013 - 2014 period as follows:

(in US$ millions)
Q2-Q4 2013	804
2014	262
Total estimated future capital spending	1,066
Total spent in 2012	323
Total spent in Q1 2013	157
Total(1)	1,546

(1) The total project budget does not reflect pre-production costs or revenue nor life of mine community agreement obligations, all of which will be applied to capitalized costs.

Lalor

We have invested approximately $338 million of the $794 million capital construction budget for our Lalor project to March 31, 2013 and have entered into an additional $84 million in commitments for the project.

Given the nature of the Lalor project, we expect to refer to three phases of the Lalor project when determining commercial production for accounting purposes. The first phase of the project includes the main ventilation shaft and associated surface and underground workings that will contribute to the production of ore between 2012 and 2014. We commenced commercial production for the first phase on April 1, 2013 with Lalor initial production contributing to profit starting at that time.

The second phase of the project is expected to be completed when the main production shaft has been commissioned for ore hoisting, and the third phase of the project involves the new concentrator. We are currently processing the Lalor ore at the nearby Snow Lake concentrator until we complete the construction of the new concentrator located at the Lalor site.

The remaining capital spending on the project is expected to occur over the 2013 - 2015 period as follows:

(in $ millions)
Q2-Q4 2013	122
2014	196
2015	138
Total estimated future capital spending	456
Total spent in 2010-2012	321
Total spent in Q1 2013	17
Total(1)	794

(1) The total project budget does not reflect pre-production costs or revenue nor investment tax credits associated with new mine status for income tax purposes, all of which will be applied to capitalized costs.

During the first quarter of 2013, we hoisted 81,800 tonnes of ore from the ventilation shaft at Lalor at a copper grade of 0.57% and zinc grade of 9.94%. During the same period, underground project development continued to advance. Our primary focus is to complete the 910 metre shaft station in the second quarter of 2013 and to continue to ramp to the 955 metre level, which we expect to reach by the end of the third quarter of 2013. We are developing ore and waste handling systems as well as the dewatering areas on the 910 and 955 metre levels.

As of April 26, 2013 the main production shaft is sunk to approximately 710 metres and is approximately 72% complete. We expect shaft sinking to be completed in late 2013. Upon completion of sinking, the installation of the steel sets and guides as well as the headframe changeover will begin. Ore production is expected to transition from the ventilation shaft to the main production shaft by the fourth quarter of 2014, subject to receipt of required regulatory permits.

We are in the process of completing the final engineering work for the load-out facilities located at the 955 metre level, as well as the main pumping installations. We are preparing for construction of the main intake fan systems and the main substation, which is scheduled to be completed in the fourth quarter of 2013.

We expect to submit the Environment Act Licence application for the new concentrator to the Manitoba government in the second quarter of 2013. The new design will incorporate a larger grinding circuit being fed from the surface stockpile. We will hoist uncrushed ore up the main production shaft at Lalor to be crushed on surface and then conveyed to the surface stockpile. The stockpile will feed a SAG mill and ball mill combination that has design capacity of 5,400 tonnes per day.

Reed Copper Project

During the first quarter, our focus for our 70% owned Reed copper project near Flin Flon, Manitoba was advancing the underground ramp and sinking the escape and ventilation raises from surface. Of the $72 million capital construction budget, we have invested approximately $37 million on the project to March 31, 2013 and have entered into an additional $13 million in commitments. Capital expenditures at Reed are expected to total approximately $44 million in 2013.

After completing the first portal development round in October 2012, the underground ramp had advanced approximately 363 metres as of March 31, 2013. In March 2013 we were able to start hauling waste from underground via haul trucks, which is expected to reduce cycle times and improve the rate of ramp development.

The project is on schedule, which currently contemplates that the remaining capital spending on the project will occur over the 2013 - 2014 period as follows:

(in $ millions)
Q2-Q4 2013	31
2014	4
Total estimated future capital spending	35
Total spent in 2012	24
Total spent in Q1 2013	13
Total(1)	72

(1)              The total project budget does not reflect pre-production costs or revenue nor investment tax credits associated with new mine status for income tax purposes, all of which will be applied to capitalized costs.

We expect initial production at the Reed copper project by the fourth quarter of 2013 and full production of approximately 1,300 tonnes of ore per day by the first quarter of 2014.

OPERATIONS REVIEW

Health and Safety

For the three months ended March 31, 2013, we have recorded a lost time accident frequency (including contractors) of 0.5 per 200,000 hours worked compared to 0.7 for the same period in 2012.

Mines

		Three Months Ended
		Mar. 31	Mar. 31	Guidance
		2013	2012	Annual 2013
777
Ore	tonnes	406,653	389,521	1,620,000
Copper	%	1.99	2.35	2.18
Zinc	%	3.61	4.51	4.41
Gold	g/tonne	2.01	2.09	1.94
Silver	g/tonne	20.88	25.23	30.89
Trout Lake
Ore	tonnes	—	129,091	—
Copper	%	—	1.95	—
Zinc	%	—	3.46	—
Gold	g/tonne	—	2.19	—
Silver	g/tonne	—	13.03	—
Chisel North Zinc Ore
Ore	tonnes	—	46,379	—
Zinc	%	—	8.45	—
Chisel North Copper Ore
Ore	tonnes	—	19,151	—
Copper	%	—	1.56	—
Zinc	%	—	2.52	—
Gold	g/tonne	—	1.92	—
Silver	g/tonne	—	19.78	—
Lalor
Ore	tonnes	81,845	—	418,000
Copper	%	0.57	—	0.54
Zinc	%	9.94	—	9.89
Gold	g/tonne	1.03	—	1.23
Silver	g/tonne	16.81	—	17.70
Total Mines
Ore	tonnes	488,498	584,142	—
Copper	%	1.75	2.07	—
Zinc	%	4.67	4.53	—
Gold	g/tonne	1.85	2.02	—
Silver	g/tonne	20.20	23.11	—

		Three Months Ended
		Mar. 31	Mar. 31	Guidance
Unit Operating Costs		2013	2012	Annual 2013
Mines
777	$/tonne	51.27	42.49	38 - 42
Trout Lake	$/tonne	—	65.09	—
Chisel North	$/tonne	—	106.49	—
Total Mines	$/tonne	51.27	54.67

777 Mine

Ore production at our 777 mine for the first quarter of 2013 increased 4% compared to the same period in 2012 due to ore production from the 777 North ramp. Copper, zinc, gold and silver grades in the first quarter of 2013 were lower compared with the grades in the first quarter of 2012 by 15%, 20%, 4% and 17%, respectively, due to the sequencing of stopes. Operating costs per tonne of ore in the first quarter of 2013 were 21% higher, compared to the same period in 2012, primarily due to increased contractor costs and additional ground support requirements. Additional contractor work was required at 777 in the past two quarters due to issues with equipment availability in the fall of 2012 that reduced operating development rates. Equipment availability has returned to normal levels, operating development progress is sufficient to support normal mining rates, and contractors are no longer assigned to operating development work. Full year unit operating costs at 777 are expected to be in line with guidance.

Trout Lake Mine and Chisel North Mine

We closed our Trout Lake mine on June 29, 2012 after more than 30 years of operation, and production at our Chisel North mine ended on September 30, 2012.

Lalor Mine

Commercial production commenced for the first phase of Lalor on April 1, 2013. Production during the first quarter of 2013 was in line with expectations. Production rates are expected to increase over the remainder of 2013 as more development faces become available and a new aluminium skip is utilized to enhance hoisting capacity. Costs during the first quarter were capitalized to the Lalor project.

Processing Facilities

		Three Months Ended
		Mar. 31	Mar. 31	Guidance
		2013	2012	Annual 2013
Flin Flon Concentrator
Ore	tonnes	401,882	517,923	1,719,000
Copper	%	2.00	2.25	—
Zinc	%	3.59	4.13	—
Gold	g/tonne	2.01	2.13	—
Silver	g/tonne	20.75	21.94	—
Copper concentrate	tonnes	30,629	44,482	—
Concentrate grade	% Cu	24.10	24.15	—
Zinc concentrate	tonnes	23,444	34,709	—
Concentrate grade	% Zn	51.91	50.93	—

Copper recovery	%	92.0	92.1	92
Zinc recovery	%	84.5	82.7	85
Gold recovery	%	65.4	63.4	69
Silver recovery	%	58.7	56.2	—
Snow Lake Concentrator
Ore	tonnes	69,956	47,879	369,000
Copper	%	0.54	—	—
Zinc	%	9.17	8.58	—
Gold	g/tonne	1.43	—	—
Silver	g/tonne	13.98	—	—
Copper concentrate	tonnes	1,446	—	—
Concentrate grade	% Cu	18.10	—	—
Zinc concentrate	tonnes	12,063	7,882	—
Concentrate grade	% Zn	50.08	50.62	—
Copper recovery	%	69.5	—	82
Zinc recovery	%	94.2	97.2	95
Gold recovery	%	53.6	—	65
Silver recovery	%	54.9	—	—

		Three Months Ended
		Mar. 31	Mar. 31	Guidance
Unit Operating Costs		2013	2012	Annual 2013
Concentrators
Flin Flon	$/tonne	15.81	13.01	12 - 16
Snow Lake	$/tonne	45.87	35.99	25 - 30

		Three Months Ended
		Mar. 31	Mar. 31	Guidance
		2013	2012	Annual 2013
Manitoba contained metal in concentrate
Copper	tonnes	7,643	10,744	33,000 - 38,000
Zinc	tonnes	18,210	21,667	85,000 - 100,000
Gold	troy oz.	18,669	22,555	—
Silver	troy oz.	174,604	205,350	—

Precious metals(1)	troy oz.	21,665	26,797	85,000 - 105,000

(1)         Precious metals include gold and silver production. For precious metals production, silver is converted to gold using the average gold and silver realized sales prices during the period. For precious metals guidance, silver is converted to gold at a ratio of 50:1.

Flin Flon Concentrator

For the first quarter of 2013, ore processed was 22% lower compared to the same period in 2012 as a result of the Trout Lake and Chisel North mine closures. In the first quarter of 2013, copper and zinc concentrate production were 31% and 32% lower, respectively, compared to the first quarter of 2012 as a result of the mine closures and grade differences due to normal mine sequencing. Compared to the first quarter of 2012, copper, zinc, gold and silver head grades were 11%, 13%, 6% and 5% lower, respectively, as a result of normal mine sequencing and the closure of Trout Lake, which was mining high grade pillars in the first quarter of 2012. Recoveries of copper and zinc to concentrate in the first quarter of 2013 remained fairly consistent compared to the same period in 2012. Recoveries of gold and silver in the first quarter of 2013 were 3% and 4% higher compared to the same period in 2012 as reagent has been secured for 2013. Operating cost per tonne of ore processed in the first quarter of 2013 increased as expected by 22% compared to the same period in 2012, largely due to reduced ore throughput following closure of the Trout Lake mine. We expect our full year metal in concentrate production and unit costs will be within the guidance range.

Snow Lake Concentrator

During the first quarter of 2013, the concentrator treated 46% more tonnes of ore than in the first quarter of 2012 as a result of increased availability of ore from Lalor production, compared to ore feed from Chisel North in the first quarter of 2012. Zinc head grades in the first quarter of 2013 were 7% higher and zinc concentrate tonnes were 53% higher than in the first quarter of 2012 as a result of higher zinc ore grades and increased throughput. Operating costs for the first quarter of 2013 exceeded the full year 2013 guidance range and increased 27% from the same period in 2012 due to transitional work to process Lalor ore and additional manpower and training costs to prepare for increased concentrator throughput for the remainder of 2013. We expect our full year metal in concentrate production and unit costs will be within the guidance range.

Metallurgical Facilities

		Three Months Ended
		Mar. 31	Mar. 31	Guidance
Zinc Production		2013	2012	Annual 2013
Zinc Concentrate Treated
Domestic	tonnes	45,643	38,730	199,000
Purchased	tonnes	1,540	7,998	2,600
Total	tonnes	47,183	46,728	201,600
Refined Metal Produced
Domestic	tonnes	22,047	18,187	—
Purchased	tonnes	805	3,839	—
Total	tonnes	22,852	22,026	101,000

		Three Months Ended
		Mar. 31	Mar. 31	Guidance
Unit Operating Costs		2013	2012	Annual 2013

Zinc Plant	$/lb. Zn	0.38	0.41	0.33-0.39

Zinc Plant

Production of cast zinc in the first quarter of 2013 increased by 4% compared to the same period in 2012 as concentrate availability and plant recoveries improved. Operating costs per pound of zinc metal produced were 7% lower during the first quarter of 2013 compared to the first quarter of 2012 as a result of maintenance expense reductions. We expect our full year zinc metal production and unit costs will be within the guidance range.

Metal Sold

		Three Months Ended
		Mar. 31	Mar. 31
		2013	2012
Payable metal in concentrate
Copper	tonnes	7,821	10,919
Gold	troy oz.	12,222	19,161
Silver	troy oz.	112,119	172,458
Refined zinc	tonnes	24,218	25,585

FINANCIAL REVIEW

Financial Results

In the first quarter of 2013, we recorded a profit of $1.9 million compared to a profit of $3.4 million for the first quarter of 2012. This $1.5 million decrease was a result of lower revenues, primarily due to lower copper and gold volumes and prices, partially offset by lower cost of sales, including reduced pension expense, increased foreign exchange gains and lower tax expense. For additional details on revenue and cost of sales variances see below.

Three Months Ended
(in $ millions)	Mar. 31, 2013

Increase (decrease) in components of profit or loss:
Revenues	(67.2)
Cost of sales
Mine operating costs	39.0
Depreciation and amortization	4.7
Selling and administrative expenses	(0.9)
Exploration and evaluation	4.0
Other operating income	(0.2)
Other operating expenses	(0.7)
Finance income	0.3
Finance expenses	(0.2)
Other finance (gains) losses	12.1
Tax	7.6
Decrease in profit for the period	(1.5)

Revenue decreased in the first quarter of 2013

Total revenue for the first quarter of 2013 was $119.9 million; $67.1 million lower than the same period in 2012. This decrease was primarily due to lower sales volumes mainly as a result of the closures of Trout Lake and Chisel North mines and lower metals prices compared to the first quarter of 2012.

(in $ millions)	Three Months Ended Mar. 31 2013
Metals prices(1)
Lower copper prices	(13.7)
Higher zinc prices	0.1
Lower gold prices	(11.9)
Lower silver prices	(2.9)
Sales volumes
Lower copper sales volumes	(23.8)
Lower zinc sales volumes	(3.0)
Lower gold sales volumes	(7.9)
Lower silver sales volumes	(1.2)
Other
Favourable movement in foreign exchange rates	1.5
Derivative mark-to-market	(2.8)
Pre-production revenue	(4.7)
Other volume and pricing differences	1.2
Effect of lower treatment and refining charges	2.0
Decrease in revenue in 2013 compared to 2012	(67.1)

(1) See discussion below for further information regarding metals prices.

Our revenue by significant product type is summarized below:

	Three Months Ended
	Mar. 31	Mar. 31
(in $ millions)	2013	2012
Copper	60.3	96.7
Zinc	51.6	56.3
Gold	14.0	33.5
Silver	2.2	6.2
Other	1.5	1.3
Gross revenue	129.6	194.0
Treatment and refining charges	(5.0)	(7.0)
Pre-production revenue	(4.7)	—
Revenue	119.9	187.0

Our realized prices for the first quarter of 2013 and 2012 are summarized below:

			Realized prices(1) for three months ended
		LME Q1	Mar. 31	Mar. 31
		2013(2)	2013	2012
Prices in US$
Copper	US$/lb.	3.60	3.45	4.02
Zinc(3)	US$/lb.	0.92	1.00	0.99
Gold(4)	US$/troy oz.		1,130	1,747
Silver(4)	US$/troy oz.		19.39	36.09
Prices in C$
Copper	C$/lb.	3.63	3.50	4.02
Zinc(3)	C$/lb.	0.93	1.01	0.99
Gold(4)	C$/troy oz.		1,145	1,748
Silver(4)	C$/troy oz.		19.66	36.10
Exchange rate	US$1 to C$		1.01	1.00

(1) Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate.

(2) LME average for copper and zinc prices.

(3) Zinc revenues include unrealized gains and losses related to forward zinc purchase contracts that are not included in the above realized prices. For the quarter, the unrealized components of these derivatives resulted in a loss of US$0.047/lb. for zinc.

(4) Since August 1, 2012, sales of gold and silver from our 777 mine have been subject to our precious metals stream agreement with Silver Wheaton, pursuant to which we recognize deferred revenue for precious metals deliveries and also receive cash payments of US$400/oz for gold deliveries and US$5.90/oz for silver deliveries. Previously, we sold gold and silver from our 777 mine as contained metal within our copper concentrate. Realized gold and silver prices in the first quarter of 2013 include deferred revenue of US$927.55/oz and US$15.29/oz, respectively.

The price, quantity and mix of metals sold, along with movements in the Canadian dollar, affect our revenue, operating cash flow and profit. Revenue from metals sales can vary from quarter to quarter due to production levels, shipping volumes, and transfer of risk and title with customers.

Outlook (Refer to the Forward-Looking Information section on page 2 of this MD&A)

Revenues will continue to be affected by the volume of domestic contained metal production, purchased zinc concentrates and the market prices of copper, zinc, gold and silver, together with fluctuation of the US dollar exchange rate compared to the Canadian dollar. Although we expect higher domestic zinc concentrate production to offset lower domestic copper concentrate production, lower purchased zinc concentrate volumes are likely to result in lower revenues in 2013 compared to 2012, barring a significant change in metals prices. Some of our domestic production in 2013 is also expected to relate to production prior to commencement of commercial production, the receipts from which will be credited against capital costs rather than revenues.

During March and April 2013, prices for all of our key metals declined significantly due in part to concerns about the outlook for China’s recovery. If recent metal prices persist for the balance of 2013, full year realized prices on our sales will be lower than realized prices in 2012, which will adversely affect revenues.

Cost of sales decreased in the first quarter of 2013

	Three Months Ended
	Mar. 31	Mar. 31
($000s)	2013	2012
Detailed cost of sales
Mines
777	20,848	16,552
Trout Lake	—	8,403
Chisel North	—	6,978
Concentrators
Flin Flon	6,354	6,737
Snow Lake	3,209	1,723
Metallurgical plants
Zinc plant	19,076	20,085

Other
Services and site administration	15,104	30,620
Purchased concentrate (before inventory changes)	(96)	9,429
Manitoba employee profit sharing	2,902	3,731
Net profits interest	3,137	4,988
Distribution	7,309	10,292
Other	(50)	113
Changes in domestic inventory	3,228	(646)
Depreciation and amortization	14,174	18,835
Adjustments related to zinc inventory write-downs	—	1,058
Cost of sales, per financial statements	95,195	138,898

Total cost of sales for the first quarter of 2013 was $95.2 million, reflecting a decrease of $43.7 million from the first quarter of 2012, mainly due to a decrease of $15.5 million in services and site administration and a decrease of $15.4 million in mining costs as a result of mine closures. The 2012 services and site administration expense included a charge of $9.9 million related to our adoption of a new accounting standard for employee benefits and $6.0 million of past service pension costs associated with new collective agreements retroactive to January 1, 2012. Mining costs decreased as a result of our Trout Lake and Chisel North mines closing in the second and third quarters of 2012. Purchased concentrate expense in the first quarter of 2013 was lower by $9.5 million compared to the same period in 2012 as no significant purchased zinc concentrate was processed. Depreciation and amortization expenses in the first quarter of 2013 were $4.7 million lower than the same period in 2012 as a result of our closure of Trout Lake and Chisel North mines. These expense reductions were partially offset by an increase in change in domestic inventory of $3.9 million as a result of the draw down of inventory balances in the quarter as well as an increase of $4.3 million in mine costs at our 777 mine.

For details on unit operating costs refer to the respective tables in the Operations Review section beginning on page 11 of this MD&A.

For the first quarter of 2013, other significant variances in expenses, compared to the same period in 2012, include the following:

•       Selling and administrative expenses increased by $0.9 million primarily due to severance costs.

•       Exploration and evaluation expenses decreased by $4.0 million as grassroots exploration spending was reduced to focus on brownfield opportunities.

•       Other finance gains/losses went from a loss of $7.6 million in the first quarter of 2012 to a gain of $4.4 million in the first quarter of 2013, primarily as a result of:

•             foreign exchange gain of $4.5 million compared to foreign exchange loss of $2.4 million in the first quarter of 2012 as a result of a weaker Canadian dollar against the US dollar in the first quarter of 2013 and its impact on US dollar denominated cash balances, which were higher in 2013 than in 2012;

•             a gain of $1.8 million as a result of the fair value adjustment of the embedded derivative related to the unsecured notes; and

•             lower impairment and mark-to-market losses on investments and receivables which were $1.9 million in the first quarter of 2013, compared to $5.3 million in the first quarter of 2012.

Tax Expense

For the three months ended March 31, 2013 tax expense decreased by $7.6 million compared to the same period in 2012.

	Three Months Ended
	Mar. 31	Mar. 31
($000s)	2013	2012
Non-cash - income tax expense (1)	5,412	4,902
Non-cash - mining tax expense (1)	(694)	4
Total non-cash tax expense	4,718	4,906
Estimated current taxes payable - income tax	(559)	2,233
Estimated current taxes payable - mining tax	1,858	6,475
Total estimated current taxes payable	1,299	8,708
Tax expense	6,017	13,614

(1)                                 Non-cash tax expenses represent our draw-down/increase of non-cash deferred income and mining tax assets/liabilities.

Income Tax Expense

Our effective income tax rate on profit before tax for the first quarter of 2013 was approximately 61.2% (first quarter of 2012 - 42.0%). Applying the statutory income tax rate of 27.0% to our profit before taxes of $7.9 million would have resulted in a tax expense of approximately $2.1 million; however we recorded an income tax expense of $4.9 million (first quarter of 2012 - $7.1 million). The significant items causing our effective income tax rate to be different than the 27.0% statutory income tax rate include:

•             Certain of our foreign operations realized losses of $3.8 million (first quarter of 2012 - $4.2 million), the tax benefit of which has not been recognized since we determined that it is not probable that we will realize the benefit of these losses. This results in an increase in deferred tax expense for the year.

•             An increase to deferred tax expense of $2.1 million due to the fact that we recognize Peruvian non-monetary assets in our financial statements at historical cost, whereas the tax base of the assets change as exchange rates fluctuate, which gives rise to a temporary difference.

Mining Tax Expense

Applying the Manitoba statutory income tax rate of 15.0% to our profit before taxes for the period of $7.9 million would have resulted in a tax expense of approximately $1.2 million and we recorded a mining tax expense of $1.2 million (first quarter of 2012 - $6.5 million). For the first quarter of 2013, our effective rate for mining taxes was approximately 14.7% (first quarter of 2012 - 38.3%). Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of mining taxable profits. Corporate costs and other costs not related to mining operations are not deductible in computing mining profits. A brief description on how mining taxes are calculated in our various business units is discussed below.

Manitoba

The Province of Manitoba imposes mining tax on profit related to the sale of mineral products mined in the Province of Manitoba (mining taxable profit) at the following rates:

•             10% of total mining taxable profit if mining profit is $50 million or less;

•             15% of total mining taxable profit if mining profits are between $55 million and $100 million; and

•             17% of total mining taxable profit if mining profits exceed $105 million.

We have accumulated mining tax pools over the years and recorded the related benefits as future mining tax assets. We estimate that the tax rate that will be applicable when temporary differences reverse will be approximately 15.0%.

Peru

The Peruvian government imposes two parallel mining tax regimes, the Special Mining Tax and Modified Royalty, on companies’ operating mining income on a sliding scale, with progressive rates ranging from 2.0% to 8.4% and 1.0% to 12.0%, respectively. Based on financial forecasts, we have recorded a deferred tax liability as at March 31, 2013 at the tax rate we expect to apply when temporary differences reverse.

LIQUIDITY AND CAPITAL RESOURCES

Precious Metals Stream Transaction with Silver Wheaton

On September 28, 2012 we closed a precious metals stream transaction with Silver Wheaton and received an upfront deposit payment of US$500 million. We will receive a further US$250 million in deposit payments in two equal installments once US$500 million and US$1 billion, respectively, in capital expenditures have been incurred at our Constancia project. For further information on the precious metals stream transaction, refer to note 14 of our March 31, 2013 consolidated interim financial statements.

9.50% Senior Unsecured Notes

On September 13, 2012, we issued US$500 million aggregate principal amount of 9.50% senior unsecured notes (the “Notes”) due October 1, 2020. The Notes were priced at 100% of their face value, and yielded proceeds of US$484 million net of directly attributable transaction costs. The Notes have been classified as long-term debt and accounted for initially at fair value and subsequently at amortized cost using the effective interest rate method. Interest is payable on the Notes semi-annually on April 1 and October 1 of each year, beginning on April 1, 2013. As the proceeds will be used to fund the development of Constancia, interest costs will be capitalized to project assets during the construction period of this project. The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by substantially all of our existing and future subsidiaries other than our subsidiaries associated with the Constancia project.

The Notes contain certain customary covenants and restrictions for a financing instrument of this type. Although there are no maintenance covenants with respect to our financial performance, there are transaction-based restrictive covenants that limit our ability to incur additional indebtedness in certain circumstances. These restrictions could limit our ability to obtain future debt financing, grow in accordance with our strategy or secure the needed working capital to withstand future downturns in the economy or metals prices. In addition, our ability to make restricted payments, including dividend payments, is subject to our compliance with certain covenants which require either the generation of sufficient profit or equity issuances or, in the case of semi-annual dividend payments in an amount not exceeding US$20 million, having a ratio of consolidated debt to earnings before interest, tax, depreciation and amortization (“EBITDA”) of 2.50 to 1.00 or less. It is doubtful whether these criteria will be met at the time that the September 2013 dividend would be declared in the ordinary course, but we are considering alternatives to enable maintenance of the dividend at current levels, including a potential request for bondholder consent to waive or amend the applicable covenants. Given these restrictions, it is uncertain whether we will be able to maintain our semi annual dividend at its current level until our new mines achieve commercial production and generate additional cash flow and earnings. In addition, even during times when we are in compliance with these covenants, the declaration of any dividend will be subject to the Board of Directors’ discretion.

For further information on the terms of the Notes, refer to note 18 of our annual financial statements.

Senior Secured Revolving Credit Facility

In connection with completing the precious metals stream transaction with Silver Wheaton, we entered into an amendment to our US$300 million credit facility with a syndicate of lenders. The amendment provides the lenders with security over our assets in Manitoba and Saskatchewan and eliminates the requirement to provide guarantees from our Peruvian business. The credit facility, which matures on November 3, 2014, contains customary covenants for a facility of this type, including the requirement to maintain a ratio of consolidated debt to EBITDA of 3.0 to 1.0 or less on a trailing 12 month basis, and the maintenance of minimum liquidity of 120% of remaining capital spending on the Lalor project.

As at March 31, 2013, we were in compliance with our covenants under the facility. Also as at March 31, 2013, we had $64.5 million in outstanding letters of credit collateralized by cash and cash equivalents that would have been classified as restricted cash in the absence of the credit facility. We intend to work with the lenders under the facility in the first half of 2013 to extend the maturity date of the facility beyond November 2014 and to implement other revisions to better accommodate our growth plans.

Financial Condition

Financial Condition as at March 31, 2013 compared to December 31, 2012

Cash and cash equivalents decreased by $286.6 million from December 31, 2012 to $1,050.5 million as at March 31, 2013. This decrease was mainly driven by $201.3 million in capital expenditures primarily at our Lalor and Constancia projects, and interest and dividend payments of $26.7 million and $17.2 million, respectively. We hold the majority of our cash and cash equivalents in low-risk, liquid investments with major Canadian and Peruvian financial institutions.

Working capital decreased by $240.2 million to $941.9 million from December 31, 2012 to March 31, 2013. In addition to the lower cash and cash equivalents position:

•             Receivables increased by $33.6 million, due to timing of payments from one of our main customers;

•             Prepaid expenses increased $36.6 million mainly as a result of timing related to the payments of interest on long-term debt and prepayments to suppliers related to capital projects; and

•             Trade and other payables increased by $29.7 million primarily as a result of our development activities at Constancia and Lalor.

Cash Flows

The following table summarizes our cash flows for the three months ended March 31, 2013 and March 31, 2012.

	Three Months Ended
	Mar. 31	Mar. 31
($000s)	2013	2012

Profit for the period	1,907	3,355
Tax expense	6,017	13,614
Items not affecting cash	14,188	56,838
Taxes paid	(9,851)	(31,560)
Operating cash flows before change in non-cash working capital	12,261	42,247
Change in non-cash working capital	(29,786)	(70,520)
Cash generated used in operating activities	(17,525)	(28,273)
Cash used in investing activities	(243,919)	(84,778)
Cash used in financing activities	(43,601)	(17,117)
Effect of movement in exchange rates on cash and cash equivalents	18,433	1,795
Decrease in cash and cash equivalents	(286,612)	(128,373)

Cash Flow from Operating Activities

Operating cash flows before change in non-cash working capital were $12.3 million, reflecting a decrease of $29.9 million compared to 2012, mainly as a result of lower sales volumes, lower realized prices and reduced gold and silver cash receipts, within the quarter, as a result of the precious metals stream transaction in 2012.

Cash Flow from Investing and Financing Activities

During the first quarter of 2013, we used $287.5 million in investing and financing activities primarily driven by capital expenditures of $201.3 million, interest payments of $26.7 million, dividend payments of $17.2 million and Peruvian sales tax payments of $21.1 million. In addition, we reclassified $20.1 million from cash and cash equivalents to restricted cash as Hudbay Peru was required to provide a letter of credit as a first annual deposit of security with respect to its decommissioning and restoration obligations.

Capital Expenditures

The following summarizes cash additions to capital assets for the periods indicated:

	Three Months Ended
	Mar. 31	Mar. 31
(in $ millions)	2013	2012
777 Mine	9.1	7.4
Trout Lake Mine	—	0.1
Flin Flon and Snow Lake Concentrators	0.1	—
Flin Flon and Snow Lake Other	2.8	2.6
Zinc Plant	0.6	1.3
Sustaining capital expenditures	12.6	11.4
Lalor Project	25.7	39.4
Capitalized Peru	158.2	32.0
777 North Expansion	0.5	1.6
Reed Project	13.1	—
Growth capital expenditures	197.5	73.0
Less: capital accruals for the period	(8.8)	(5.9)
Total	201.3	78.5

Our capital expenditures for the three months ended March 31, 2013 were $201.3 million, an increase of $122.8 million compared to the same period in 2012. The increase is primarily due to increased expenditures at our Constancia and Reed projects, partially offset by lower capitalized costs at our Lalor project due to timing. During the year three months ended March 31, 2013, we recorded $2.1 million in investment tax credits which were primarily netted against Lalor and Reed capitalized project expenditures.

Of the $8.8 million full year capital accruals, $9.6 million related to the Peru Community agreements that will be paid over the life of the Constancia mine.

Contractual Obligations and Commitments

As at March 31, 2013, we had outstanding capital commitments of approximately $98.8 million primarily related to our Lalor and Reed projects, of which approximately $40.2 million cannot be terminated by Hudbay; and approximately $542.9 million in Peru, primarily related to our Constancia project, of which approximately $104.6 million cannot be terminated by Hudbay.

Liquidity

As at March 31, 2013, we have $1,527.0 million in estimated capital spending for the balance of 2013 and 2014 associated with our Constancia, Lalor and Reed projects (including accrued costs of $107.5 million) and we have total available liquidity of $1,536.0 million, comprised of our cash and cash equivalents, US$250.0 million in deposits to be received from Silver Wheaton and availability under our credit facility of $235.5 million net of outstanding letters of credit. These amounts do not include anticipated cash flow from operations. We are also in the process of considering additional financing opportunities, including equipment financing for the Constancia mobile fleet. We expect that capital spending in 2015 on the Lalor concentrator will be funded with cash flow from operations. While we believe that we have sufficient liquidity to satisfy spending requirements to complete our key capital projects and meet our debt service obligations (including obligations under the Notes), to the extent that capital costs are higher than currently forecast, metals prices decline materially from current levels or we have other unanticipated demands on our liquidity, we may need to raise additional financing to complete our capital projects or seek other sources of liquidity such as additional streaming transactions, dispositions of our investments in junior mining companies or reductions in or suspensions of our semi annual dividend.

Outstanding Share Data

As of April 30, 2013, there were 172,028,376 common shares of Hudbay issued and outstanding. In addition, options for a maximum aggregate of 5,370,821 common shares were outstanding.

TREND ANALYSIS AND QUARTERLY REVIEW

The following table sets forth selected consolidated financial information for each of our eight most recently completed quarters.

	2013	2012(2)				2011(3)
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	($000s)
Revenue	119,881	180,994	144,659	189,858	187,038	254,314	212,335	246,823
Profit (loss) before tax	7,924	24,509	6,253	650	16,969	70,844	38,505	68,399
Profit (loss) from continuing operations	1,907	8,143	(5,354)	(29,606)	3,355	34,908	(15,427)	41,717
Loss from discontinued operations	—	—	—	—	—	—	(25,031)	(212,970)
Profit (loss)	1,907	8,143	(5,354)	(29,606)	3,355	34,908	(40,458)	(171,253)
Earnings (loss) per share:
Basic	0.01	0.05	(0.03)	(0.17)	0.03	0.21	(0.23)	(0.97)
Diluted	0.01	0.05	(0.03)	(0.17)	0.03	0.21	(0.23)	(0.97)
Operating cash flow per share(1)	0.07	0.03	0.12	0.38	0.25	0.48	0.37	0.36

(1)         Operating cash flow per share is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 28 of this MD&A.

(2)         The 2012 balances reflect the adjustments required by the revised IAS 19, Employee Benefits. See note 3 in the consolidated interim financial statements.

(3)         The 2011 balances reflect the correction of immaterial error as noted in note 2e of the consolidated interim financial statements.

In the fourth quarter of 2011, the first and fourth quarters of 2012 and the first quarter of 2013 we recorded a profit whereas in the second and third quarters of 2011 and 2012 we recorded losses. The profit in the first quarter of 2013 and fourth quarter of 2012 were mainly a result of finance gains related to foreign exchange gains as well as a lower tax expense as a result of lower gross margin. The loss in the third quarter of 2012 was mainly a result of a significant foreign exchange loss and lower gross profit. The loss in the second quarter of 2012 was mainly due to a $31.0 million impairment on our available-for-sale investments in junior mining companies. The loss in the third quarter of 2011 was mainly a result of higher deferred tax expense of $26.9 million arising from changes in Peruvian mining tax rates and an increase in the present value of decommissioning and restoration obligations as well as a loss of $22.5 million on disposal of the Fenix project. The loss in the second quarter of 2011 was due to a $212.7 million impairment on the Fenix project which was sold in the third quarter of 2011.

Sales in the last three quarters of 2011 benefited from the drawdown of copper concentrate inventory that had accumulated in late 2010 and early 2011 due to a shortage of available railcars that was subsequently resolved. Revenues in 2011 also benefited from higher copper and zinc prices. Our revenue in 2012 and 2013 has decreased as a result of volume and price reductions.

Operating cash flow per share was lower in the first quarter of 2013 and the fourth quarter of 2012 compared to previous quarters, due mainly to reduced revenues, as well as lower gold and silver cash receipts as a result of the stream transaction. The operating cash flow per share in the second quarter of 2012 benefited from a current tax recovery of $18.2 million to reflect the reduction of prior year taxes owing as a result of accelerated depreciation of prior year tax pools related to the “New Mine” status ruling at our Lalor mine. Results in 2011 reflected strong metals prices in the first half and the drawdown of excess copper concentrate inventory in the second half.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Operating cash flow per share and cash costs per pound of copper sold are included in this MD&A because we believe that, in the case of operating cash flow per share, it helps investors to evaluate changes in cash flow while taking into account changes in shares outstanding, and in the case of cash costs, they help investors assess the performance of our operations. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Operating cash flow per share

The following table presents our calculation of operating cash flow per share for the three months ended March 31, 2013 and March 31, 2012.

	Three Months Ended
	Mar. 31	Mar. 31
($000s except share and per share amounts)	2013	2012
Operating cash flow before change in non-cash working capital	12,261	42,247
Weighted average shares outstanding	172,012,192	171,912,598
Operating cash flow per share	$0.07	$0.25

Cash cost per pound of copper sold

Cash cost per pound of copper sold (“cash cost”) is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our operations. Our calculation takes a by-product costing approach, under which we designate copper as our primary metal of production and from which we subtract the net revenues realized from the sale of other metals mined with copper. As there is significant variation in calculation methodologies in practice, our cash cost may not be directly comparable with the cash cost of other companies.

Cost to copper concentrate includes all direct mining, milling, and concentrating costs incurred in the production of copper concentrate at our mines and mills in addition to general and administrative expenses directly related to those operations. Downstream costs include freight, distribution, and treatment charges related to copper concentrate plus copper refining costs. Net by-product credits include revenue from the sale of zinc, gold, silver, and other by-products less the production costs of zinc and refining costs associated with gold and silver. Realization of deferred revenue under the precious metals stream agreement with Silver Wheaton is not included in net by-product credits.

	Three Months Ended
	Mar. 31	Mar. 31
	2013	2012
Cash cost per pound of copper sold
$/lb
Mining, milling, concentrating	1.66	1.77
On-site administration and general expenses	0.24	0.18
Cost to copper concentrate	1.90	1.95
Treatment and refining	0.20	0.17
Freight and distribution	0.34	0.31
Other	0.01	0.03
Downstream costs	0.55	0.51
Net by-product credits	(0.67)	(1.28)
Cash cost per pound of copper sold	1.78	1.18

Reconciliation to Income Statement
($000’s)
Cost of sales - mine operating costs	81,021	120,063
Treatment and refining charges	4,951	6,970
Pre-production revenue	4,677	—
By-product revenues	(69,186)	(97,259)
Less: change in deferred revenue	9,443	—
	30,906	29,774

Less: indirect costs(1)
Share based payment	258	334
Adjustments related to zinc inventory write-downs (reversals)	—	1,058
Demolition and rehabilitation	—	40
Subtotal - cash costs	30,648	28,342
Copper sales (000s lbs)	17,242	24,072
Cash cost per pound of copper sold ($/lb)	1.78	1.18

(1)         Indirect costs in cost of sales - mine operating costs

Cash cost for the first quarter of 2013 was $1.78/lb, compared to $1.18/lb for the same period in 2012. The increase is due primarily to the commencement of deliveries of gold and silver to Silver Wheaton under the stream agreement as the non cash portion of these sales is excluded from by-product credits and the total sales price is relatively lower than the first quarter of 2012. The impact of the stream agreement reduced net by product credits by approximately $0.79/lb during the quarter.

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

New standards adopted in 2013

For information on our adoption of new accounting standards, refer to note 3 of our March 31, 2013 condensed consolidated interim financial statements.

New standards and interpretations not yet adopted

For information on new standards and interpretations not yet adopted, refer to note 4 of our March 31, 2013 condensed consolidated interim financial statements.

Estimates and judgements

For information on significant areas requiring us to make estimates and judgements, refer to note 2 of our March 31, 2013 condensed consolidated interim financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”). ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

We did not make any changes to ICFR during the quarter ended March 31, 2013 that materially affected or are reasonably likely to materially affect our ICFR.